Amended and Substituted Articles of Incorporation

Great Lakes Cooperative

As Included in Articles of Merger filed June 4, 2001

Table of Contents

1. Members

1.1 Eligibility for membership. Anyone who customarily uses the supplies or services provided by the cooperative or customarily produces the products marketed by the cooperative is eligible for

membership. The board will approve an application for membership if it determines that the applicant is eligible and that approval is in the best interests of the cooperative.

1.2 Purchase of Common Stock.

A. Voting members. An approved applicant who conducts agricultural activities with a profit motive or who is a landlord who receives grain or animals in payment of farm rent becomes a voting member by buying a share of Class A Common Stock from the cooperative for $200.

B. Nonvoting members. Any other applicant becomes a nonvoting member by buying a share of Class B Common Stock from the cooperative for $200. A nonvoting member cannot vote at member meetings or be elected a director, but a nonvoting member has all of the other rights of membership.

C. Subscribers. The Bylaws may allow an approved applicant to subscribe for a share of Common Stock by paying the minimum down payment set by the board. The unpaid portion of the purchase price will be paid through the application of the deferred portion of future patronage refunds, and a subscriber is not otherwise liable for the unpaid portion of the subscription. A subscriber has all of the rights of a fully paid member, except that a subscriber who is a voting member is not eligible to be elected as a director.

1.3 Ending a membership. Whenever a membership ends, the member's Common Stock or subscription for Common Stock will be cancelled, and the cooperative will pay the par value of the Common Stock or the stated value of the subscription as follows:

A. Death. Following the death of a natural person, the membership will end when the cooperative is notified of the death, and the cooperative will make this payment within two years thereafter.

B. Voluntary withdrawal. The membership will end upon receipt of the notice of voluntary withdrawal from a member, and the cooperative will make this payment within two years thereafter.

C. Ineligibility. The membership will end upon the determination by the board that a member is no longer eligible to be a member, and the cooperative will make this payment within 60 days thereafter.

D. Expulsion. The board may expel any member who has not done any significant business with the cooperative for two consecutive fiscal years, or any member who has failed for four months to pay the amount the member owes to the cooperative. The membership will end upon the determination by the board, and the cooperative will make this payment within 60 days thereafter, except that the cooperative may set off against this payment any debt owed by the member to the cooperative.

1.4 Organizational members. A corporation, partnership, estate or trust may become a member. A membership that is owned by tenants in common or joint tenants will be treated as a partnership even if there is no formal partnership agreement. An organizational member that owns a share of Class A Common Stock, or a subscription for such a share, may specify a person to vote on behalf of the organization. This person will be treated as a voting member with respect to making motions, making nominations and voting. A person can vote for an organizational member even if that person votes for another organizational member or as an individual member. If the organizational member owns a fully paid share of Class A Common Stock, the person voting it is eligible to serve as a director. The Preferred Stock issued to an organizational member may be treated as if it was owned by its beneficial owners for purposes of the cooperative's equity redemption programs, as provided in the Bylaws.

1.5 Annual meeting of members. The annual meeting of the members will be held within 180 days after the end of each fiscal year. The board will set the time and place of each annual meeting.

2. Directors

2.1 Election of directors. The cooperative will have between five and 21 directors as specified in the Bylaws. Each director elected to serve a full term will serve a three year term. The terms will be staggered so that approximately the same number of directors are elected to serve full terms at each annual member meeting. If any of the director positions have become vacant since the preceding annual meeting, then the voting members will also elect a director to serve the unexpired portion of the term for the vacant position. Any fully paid voting member is eligible to serve as a director.

2.2 Vacancies. A director may resign by submitting a resignation to the president. If a director becomes ineligible to be elected as a director while serving as a director, then that director must resign as a director. At any member meeting called for that purpose, a majority of all of the voting members may remove a director. A vacancy created by member vote will be filled at the same meeting by the voting members. A vacancy created in any other manner may be filled by the board until the next annual meeting of the members.

2.3 Indemnification. The cooperative shall indemnify its directors and officers to the maximum extent authorized under Iowa Code sections 490.850 through 490.858, which sections are incorporated into these Articles of Incorporation by this reference.

2.4 Compensation and expenses. The board will set the compensation and expense reimbursement policy for the directors, officers and general manager.

3. Members' Equity

3.1 Authorized capital stock. The cooperative is authorized to issue the following capital stock:

Class of Stock	Number	Par	Class Total
Class A Common Stock	5,000	$200	$1,000,000
Class B Common Stock	5,000	$200	$1,000,000
Class A Preferred Stock	20,000,000	$1	$20,000,000
Class B Preferred Stock	20,000,000	$1	$20,000,000
Class C Preferred Stock	20,000,000	$1	$20,000,000
Class D Preferred Stock	20,000,000	$1	$20,000,000
Class E Preferred Stock	20,000,000	$1	$20,000,000
Class F Preferred Stock	20,000,000	$1	$20,000,000
Class G Preferred Stock	20,000,000	$1	$20,000,000
Class H Preferred Stock	20,000,000	$1	$20,000,000
Total authorized capital stock:			$162,000,000

3.2 Stock Rights. All stock will be issued at its par value. The cooperative will not pay dividends on any of its stock. Class A Common Stock is the only class of stock with voting rights. A person may only own one share of Common Stock.

3.3 Patronage refunds. The Bylaws will specify the procedures to be followed in allocating patronage refunds. The members authorize the board to make additions to surplus (also known as retained savings) even if such additions result in retained savings exceeding the limit specified in Iowa Code 499.30.

3.4 Redemption of stock. The Bylaws will specify the procedures to be followed in redeeming the cooperative=s stock. These rules will establish the order of redemption based on objective criteria which are equally applied to all members. The Bylaws may apply different rules to different classes of Preferred Stock. The adoption of such a Bylaw provision does not create a right to have stock redeemed until the board decides to make a redemption under the Bylaw. The board may amend such a Bylaw provision from time to time without any liability to any member. The cooperative may offer to buy Preferred Stock for less than its stated value, but no holder will be required to accept such an offer.

3.5 Transferability of stock. Except for transfers by operation of law, Common Stock is not transferable, and Preferred Stock may be transferred only under the following circumstances:

A. **Estates.** The Preferred Stock owned by a deceased person will be transferred on the cooperative's books to the person's estate or beneficiaries as determined under applicable law to the extent that it is not redeemed within one year after the application for payment.

B. **Organizational members.** The Preferred Stock of certain organizational members will be transferred as provided in the Bylaws.

C. **Board approval.** Preferred Stock can be transferred with the board's approval.

3.6 **Tax consent.** Each member consents to take into account as taxable income the dollar amount of any written notice of allocation in the year the written notice is received, unless the written notice states that the member is not required to take the amount into income that year. A "written notice" is a notice of the issuance of stock or a similar notice which tells the member the dollar amount allocated to the member by the cooperative as a patronage refund. Each member makes this consent by the act of becoming a member or continuing as a member.

3.7 **Allocation of losses.** The cooperative may allocate part or all of its losses to the members. The Bylaws will specify the procedures to be used in allocating losses. These Bylaws may provide for the cancellation of Preferred Stock and for the cancellation of future patronage refunds. Stock owned by deceased members will be treated the same as all other stock for purposes of loss allocations to the members.

4. Miscellaneous

4.1 **Applicable law.** The cooperative is organized and operates under Chapter 499 of the Code of Iowa. These Amended and Substituted Articles of Incorporation are a full statement of all of the cooperative's Articles of Incorporation, and previous versions of the Articles of Incorporation are of no continuing force and effect.

4.2 **Name.** The name of the cooperative is "Great Lakes Cooperative" (referred to herein as the "cooperative").

4.3 **Offices.** The cooperative's principal office will be in Everly, Iowa, and the cooperative will have such other offices as the board determines.

4.4 **Purposes.** The cooperative is organized to conduct any lawful business that will serve its members, either directly or indirectly. The cooperative may accomplish any of these purposes through one or more subsidiaries.

4.5 **Duration.** The cooperative will have a perpetual duration.

4.6 **Lien and set off.** The cooperative will have a security interest in and a right of setoff against all of its stock, and in any cash paid to redeem its stock. This security interest and right of setoff will secure repayment of any debt owed by the shareholder to the cooperative.

4.7 **Payments to members.** Each shareholder is responsible for keeping the cooperative informed of his or her current mailing address. The cooperative will send all payments by mailing a check to the payee's last known address. If any check is not cashed within six months for any reason (including its return to the cooperative because it is undeliverable), then the cooperative will hold the money for the shareholder for a period of two years after it was first mailed to the shareholder. If the

shareholder does not provide the cooperative with a current address or otherwise claim the money within this two year period, then the money will become the property of the cooperative.

4.8 Documents of title. Any two of the cooperative's officers may sign any deed, mortgage, contract for deed, lease, or any other document relating to real or personal property on behalf of the cooperative.

4.9 Distribution in liquidation. Upon dissolution or liquidation, the cooperative's assets remaining after the payment of all debts will be distributed to the members and former members. The regional investments and the proceeds from the redemption or sale of the regional investments will be distributed to the holders of the Class D Preferred Stock in proportion to the stated value of Class D Preferred Stock held by each person. The other assets will be distributed to the members and former members in proportion to the total par value of each person's Common Stock and Preferred Stock other than Class D Preferred Stock up to its par value. The excess (if any) will be distributed to the members and former members in proportion to the business done by them with the cooperative during the time period (which is practicable under the circumstances) determined by the board to best reflect the patrons whose business resulted in the cooperative accumulating the assets. No preference will be given to estates in making the distribution in liquidation.

4.10 Stock certificates. Upon the written request of the owner of any share of Common Stock, the cooperative will issue a certificate of stock representing the Common Stock. Preferred Stock will be reflected on the books of the cooperative, but the cooperative will not issue certificates representing Preferred Stock.

4.11 Limited liability. The private property of the members, directors and officers will be exempt from execution for the debts of the cooperative.

4.12 Amendment of Articles of Incorporation. These Articles of Incorporation may be amended by the vote of two-thirds of the members who vote on the amendment at any member meeting if a notice of the meeting was sent to all voting members at least ten days before the meeting and the notice contained a copy of the amendment or a summary of the amendment.

Great Lakes Articles.100801